Exhibit 99.1

SGOCO Group, Ltd. APPOINTS NEW DIRECTOR

Beijing, China, February 21, 2012- SGOCO Group, Ltd. (NASDAQ: SGOC), (the “Company” or “SGOCO”), a company focused on building its own brands and retail distribution network in the Chinese flat panel display market, including LCD/LED monitors, TVs, and application specific products, today announced that the Board of Directors has appointed Mr. Yoann Normandeau as an independent member to the Company’s Board of Directors effective February 15, 2012.

Mr. Normandeau will replace Ms. Weiwei Shangguan, who is resigning from the board for personal reasons and had no disagreements with the Company.  Mr. Normandeau is a Canadian with a bachelor in law, and a MBA in international management. He currently works as a lawyer and has experience in corporate and immigration law.

Mr. Burnette Or, President and Chief Executive Officer of SGOCO commented, “I would like to welcome Mr. Normandeau to the SGOCO board. I am confident his experience and expertise will prove valuable as the Company continues to expand its position in the flat panel display market. I also want to thank Ms. Weiwei Shangguan for her contributions during her tenure as a Director of the Company and wish her success in her future endeavors.”

About SGOCO Group, Ltd.

SGOCO Group, Ltd. is focused on developing its own brands and distribution in the Chinese flat panel display market. Our main products are LCD/LED monitors, TVs, and other application specific products. Our target markets are Tier 3 and Tier 4 cities where we compete by providing high quality products at competitive prices.

For more information about SGOCO, please visit http://www.sgocogroup.com

Contact Information:

SGOCO Group, Ltd. (China)

Bill Krolicki, VP of Finance

Phone: + 86-10-8587-0173

ir@sgoco.com

ICR, LLC

William Zima

Phone: +86-10-6583-7511

SGOCO Group Investor Relations Department

U.S.: +1-646-328-2533